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                                                                    EXHIBIT 99.1

                                                           [English Translation]

      HANARO TELECOM GENERATES NET PROFIT FOR THE TWO CONSECUTIVE QUARTERS


1.   TERMS

-    3Q04 : July 1, 2004 ~ September 30, 2004
-    2Q04 : April 1, 2004 ~ June 30, 2004
-    3Q04 : July 1, 2003 ~ September 30, 2003


3Q 2004 Financial Highlights

                                                              (Unit: KRW million, %)
-------------------------------------------------------------------------------------
                         3Q04        2Q04      Change (QoQ)    3Q03     Change (YoY)
-------------------------------------------------------------------------------------
    Revenues            358,436     363,132     (-)4,696      352,621         5,815
                                                 (- 1.29)                     (1.65)
-------------------------------------------------------------------------------------
Operating Profit         24,996      40,656    (-)15,660       42,232     (-)17,236
                                                (- 38.52)                  (- 40.81)
-------------------------------------------------------------------------------------
Ordinary Income             167      15,244    (-)15,077        5,746      (-)5,579
                                                 (- 98.9)                  (- 97.09)
-------------------------------------------------------------------------------------
   Net Income               167      15,244    (-)15,077        5,746      (-)5,579
                                                 (- 98.9)                  (- 97.09)
-------------------------------------------------------------------------------------
     EBITDA             131,846     148,218    (-)16,372      151,277     (-)19,431
                                                (- 11.05)                  (- 12.84)
-------------------------------------------------------------------------------------
     EBITDA                36.8%       40.8%       - 4.0%P       42.9%        - 6.1%P
     Margin
-------------------------------------------------------------------------------------

-    Summary

     -    Revenue of KRW 358.4 billion, down 1.3% QoQ
     - Operating cost of KRW 333.4 billion, up 3.4% QoQ, and operating income of KRW 25 billion, down 38.5% QoQ
     - Net profit of KRW 200 million, down 98.9% compared to the previous quarter
     -    EBITDA of KRW 131.8 billion, down 11.0% QoQ
     -    3Q accumulated EBITDA exceeded the annual target of 75.5%

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     Despite a temporary rise in marketing expenses to promote the voice business, the Company generated net profit for the two consecutive quarters on the back of the stable flow of revenues from all business lines and the financial stability.

     The Company's revenues for the third quarter were KRW 358.4 billion. Operating profit and net profit were KRW 25.0 billion and KRW 200 million respectively.

     The accumulated EBITDA over the last three quarters was KRW 420.1 billion, 75.5% of its annual guidance, and accumulated EBITDA margin was 39.2%, exceeding the annual target of 37.1%.

     Promotional activities for the voice business led to an one-time hike in marketing expenses (up 8% QoQ), in line with the launch of domestic / 005 international long-distance call services, as well as the commencement of FNP in Busan in July and Seoul in August. As a result, the Company's 3Q net profit dropped, compared with the previous quarter.

     Ms. Janice Lee, CFO, commented, "All-out marketing efforts to promote the voice business temporarily lowered the third quarter profitability. However, given the stable growth in broadband and the increasing revenues fueled by rapid voice subscriber gains in the fourth quarter, we do not expect any difficulties in exceeding our annual profit targets."


2.   OTHERS

[CONFERENCE CALL - 3Q 2004 EARNINGS RELEASE]

-    Date: November 9, 2004 (16:00~18:00)
-    Venue: Conference Room, Head Office
            43, Taepyeongno 2-Ga, Jung-Gu
            Seoul, 100-733,
            Korea
- Participants: domestic/overseas institutional investors, sell-side analysts, fund managers, etc.
- Purpose: to announce the Company's third quarter results for the year 2004 via a conference call.
- Remarks: This conference call will be conducted both in Korean and English simultaneously.

-    Others:
     The related materials will be posted on the Company's website (www.hanaro.com) prior to the 2004 third quarter earnings release.
     You can hear the recorded version of this conference call on the company website thereafter.



This release contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating


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needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.